EX. A-2. Press Release

FOR IMMEDIATE RELEASE

Contact:
Edward W. Sample                    Moly Honan/David McKee
Piranha, Inc.                               Schwartz Communications

(972) 739-0373                      (781) 684-0770
edsample@piranhabyte.com   piranha@Schwartz-pr.com

                       PIRANHA, INC. ANNOUNCES WITHDRAWAL
                   OF PLANNED TENDER OFFER FOR PRINTWARE, INC.

Richardson,  TX--February 16, 2001-Piranha,  Inc. (OTC BB:BYTE), an innovator in
data  compression  technology  and  workflow  solutions,   today  announced  the
withdrawal of its planned tender offer for Printware, Inc.

"Today's decision concludes a long process of review and evaluation that began with our first visit to Printware's facility on October 18, 2000," said Edward
W. Sample, C.E.O. of Piranha. "Our initial visit with Dan Baker, then C.E.O. of Printware, was so positive that we prepared a proposal which was delivered to the Printware Board of Directors on the following Monday (October 23rd). This action prompted an extensive dialog between Piranha and Printware that involved a number of telephone calls and personal visits between Board members. While much progress was made we reached an impasse in early December which indicated to us that Printware was not prepared to move forward in a time frame that was in line with Piranha's objectives. The result waas Piranha's announcement on December 18th of our intent to immediately commence a tender offer."

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"Immediately  preceding Piranha's December 18th press release Printware filed an
8K (material information) announcement with the SEC outlining an "Engagement Agreement Amendment" which involved a certain consulting agreement with Goldmark Advisors, LLC, an affiliate of a newly elected Board member, Mr. Stanley Goldberg. The agreement included substantial compensation for Mr. Goldberg for his efforts to identify corporate opportunities. Moreover, the 8K also included a copy of a press release that included the resignation of Printware's CFO.

"Less than 30 days after Piranha's announcement, Printware announced a new CEO, Mr. Stanley Goldberg, Managing Partner of Goldmark Advisors, LLC. Most significant to Piranha, Mr. Dan Baker would be leaving the company. Piranha viewed Dr. Baker as a significant asset to Printware should Piranha be successful in its anticipated takeover attempt."

"Approximately three weeks later, Printware announced a new CFO, Mr. Mark Eisenschenk, Managing Partner of Goldmark Advisors, LLC."

"While Piranha certain cannot dictate Printware's right to make any and all organizational changes, Piranha believes that many of the strategic and management foundations that provided a strong synergy are gone. To that end, Piranha believes that our shareholders will be best served by withdrawing from this potential opportunity. Piranha will continue, however, to pursue other business opportunities to increase shareholder value within the near term."

About Piranha, Inc.

Piranha, Inc. (OTC BB:BYTE) develops digital compression solutions to produce precise compressed images, sound and text. Piranha delivers high-quality "lossy" and "lossless" data compression management solutions for printing, publishing, medical imaging, document storage and Internet-related businesses such as music, video, gaming, e-commerce, photos and advertising. Piranha solutions increase the speed downloading web pages and transmitting files and also maximize bandwidth and storage. Piranha products are available on Windows, Macintosh and Linux systems. More information is available at www.piranha.com.